1(415) 856-7007

davidhearth@paulhastings.com

April 29, 2016	90533.00001

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Matthews A Share Selections Fund, LLC – File No. 811-22809

Ladies and Gentlemen:

Enclosed for filing by Matthews A Share Selections Fund, LLC (the “Registrant”) is Amendment No. 5 (the “Amendment”) to the Registrant’s Registration Statement under the Investment Company Act of 1940 on Form N-1A.

The purposes of the Amendment are to (i) update certain financial and other information; and (ii) reflect various other non-material changes.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

Paul Hastings LLP | 55 Second Street | Twenty Fourth Floor | San Francisco, CA 94105

t: +1.415.856.7000 | www.paulhastings.com